EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED
PRICES US$1.2 BILLION IN 3 AND 10 YEAR NOTES
CALGARY, ALBERTA – NOVEMBER 12, 2014 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural" or the “Company”) announces that on November 12, 2014, it priced US$600 million principal amount of 1.75% unsecured notes due January 15, 2018 sold at a price of 99.921% per note to yield 1.776% to maturity, and US$600 million principal amount of 3.90% unsecured notes due February 1, 2025 sold at a price of 99.871% per note to yield 3.916% to maturity.

Net proceeds from the sale of the notes will be used to repay borrowings under the Company’s credit facilities.

Citigroup Global Markets Inc., Barclays Capital Inc., J.P. Morgan Securities LLC, Mitsubishi UFJ Securities (USA), Inc. and RBS Securities Inc. acted as joint book running managers for the offering.  BNP Paribas Securities Corp., BMO Capital Markets Corp., CIBC World Markets Corp., Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC, Scotia Capital (USA) Inc., DNB Markets, Inc., Mizuho Securities USA Inc., SG Americas Securities, LLC and SMBC Nikko Securities America, Inc. acted as co-managers.

The sale of the notes was issued under the Company’s short form base shelf prospectus dated November 1, 2013.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Canadian Natural has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Canadian Natural has filed with the SEC for more complete information about Canadian Natural and this offering. A copy of the prospectus supplement and accompanying prospectus relating to these securities may be obtained by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Barclays Capital Inc. toll-free at 1-888-603-5847, J.P. Morgan Securities LLC collect at 1-212-834-4533, Mitsubishi UFJ Securities (USA), Inc. toll-free at 1-877-649-6848 or RBS Securities Inc. toll-free at 1-866-884-2071.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: Facsimile: Email:	(403) 514-7777 (403) 514-7888 ir@cnrl.com	STEVE W. LAUT President DOUGLAS A. PROLL Executive Vice-President COREY B. BIEBER Chief Financial Officer & Senior Vice-President, Finance
Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.